EXHIBIT 21.1
List of Significant Subsidiaries
As of October 29, 2023

Name of Subsidiary	Country of Incorporation
Avago Technologies International Sales Pte. Limited	Singapore
Avago Technologies U.S. Inc.	Delaware (U.S.A.)
Avago Technologies Wireless (U.S.A.) Manufacturing LLC	Delaware (U.S.A.)
Broadcom Corporation	California (U.S.A.)
Broadcom Singapore Pte. Ltd.	Singapore
Broadcom Technologies, Inc.	Delaware (U.S.A.)
CA, Inc.	Delaware (U.S.A.)
LSI Corporation	Delaware (U.S.A.)